Exhibit 99.1

Letter to Shareholders of ICON plc

DUBLIN--(BUSINESS WIRE)--July 9, 2009--

Dear All

We wish to advise that we have extended the voting deadline for the resolutions to be put before the shareholders at our Annual General Meeting on July 20, 2009, to allow shareholders further time to consider the proposed resolutions. The voting deadline has been extended from 5.00 pm Eastern Standard Time on July, 10, 2009 to 5.00 pm Eastern Standard Time on July 16, 2009. Please be advised that the internet and telephone voting deadline will be 11.59pm on July 15, 2009.

Regards

Ciaran Murray, CFO

ICON plc

About ICON plc

ICON plc (NASDAQ:ICLR) (ISIN:IE0005711209) is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has over 7,000 employees, operating from 71 locations in 38 countries.

Further information is available at www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON plc
+353-1-2912000
IR@iconplc.com